Exhibit 99.4
April 9, 2009
Board of Directors of SumTotal Systems, Inc.
c/o SumTotal Systems, Inc.
1808 North Shoreline Boulevard
Mountain View, California 94043
Dear Board of Directors of SumTotal Systems, Inc.:
Vista Equity Partners Fund III, L.P. (“Vista”) is deeply disappointed that, despite repeated requests by us and our advisors, you, the management of SumTotal Systems, Inc. (“SumTotal” or the “Company”) and your advisors continue to refuse to meet with us to discuss the proposal we submitted nearly one full week ago.
The Discovery Group, which beneficially owns 9.8% of SumTotal and is one of your largest stockholders, has also expressed their view that the Board of SumTotal should engage in negotiations with us and pursue a sale of the Company. As you know, the Discovery Group announced that they sent a letter to you on April 6th, stating “We agree with the opinion expressed by Vista in the letter that ‘...a compelling, high premium, all cash offer is the most effective way to maximize value for all stockholders...’ Therefore, as one of the largest shareholders of SumTotal we encourage the Board to seek to complete a sale of SumTotal by 1) negotiating in good faith with Vista Equity Partners, and 2) promptly inviting other logical suitors to discuss alternative transactions.”
As you are well aware, our proposal provides for stockholders to receive $3.25 per share, in cash, (representing a 62% premium to the closing market price of SumTotal’s Common Stock on April 3rd, the last trading day prior to the public announcement of our proposal, and a 109% premium to the thirty day volume-weighted average price leading up to the date of our proposal). The draft merger agreement we submitted provides a high degree of certainty for your stockholders by excluding any closing condition related to financing the transaction, and enabling the Company to compel Vista’s compliance with our obligation to close the transaction.
In addition, as you also know, our proposal provides you with a “go shop” right which enables you as a Board of Directors to approve and accept our proposal today in full compliance with your fiduciary obligations, and provides the Company’s stockholders the ability to benefit from any bona fide superior proposals that may be put forward. To the extent that your failure to meet with us is due to a desire on your part to conduct some form of “sale process” involving third parties, we would point out that our draft merger agreement allows for just such a process, but with the added benefit of having a committed alternative that other bidders would understand they need to exceed in order to be competitive.
Given the time that has elapsed since our last letter, we now encourage the Company to share publicly its preliminary revenue and margin results from the first quarter of this year, which we would presume are now available in preliminary form. We are certain all stockholders would welcome the Company’s most recent operating results in order to equitably evaluate the various alternatives available to the Company.
We trust you will reconsider your position regarding meeting with Vista to negotiate a transaction that maximizes value for all of the Company’s stockholders. Vista and our advisors remain available to meet at your convenience at any time, including over this weekend.
Sincerely,

VISTA EQUITY PARTNERS III, LLC

By:	/s/ Robert F. Smith Name: Robert F. Smith
Title: Senior Managing Member